Filed by Talos Energy LLC

Pursuant to Rule 425 of the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Companies: Stone Energy Corporation

(Commission File No. 001-12074)

Talos Energy LLC

Date: November 21, 2017

On November 21, 2017, Talos Energy LLC and Stone Energy Corporation issued the following joint press release:

November 21, 2017

Talos Energy LLC to Combine with Stone Energy Corporation

Houston, TX and Lafayette, LA November 21, 2017 — Talos Energy LLC (“Talos”) and Stone Energy Corporation (NYSE: SGY; “Stone”) today announced that their Boards of Directors have unanimously approved the combination of Talos and Stone in an all-stock transaction that will create a premier offshore-focused exploration and production company. The company will be named Talos Energy, Inc. and is expected to trade on the New York Stock Exchange (“NYSE”) under the new ticker symbol “TALO.”

Highlights of the combined company will include:

•	Pro forma estimated 2017 average daily production of approximately 47 thousand barrels of oil equivalent (Mboe/d);

•	Pro forma proved reserves of 136 million barrels of oil equivalent (MMboe) as of June 30, 2017 based on SEC pricing, which are 69% oil and 74% located in the Deepwater Gulf of Mexico;

•	Two recent discoveries, Tornado II and Rampart, provide near-term opportunities for growth;

•	Long-term growth profile, underscored by the historic, world-class Zama oil discovery in the shallow waters of Mexico; and

•	Strong pro forma balance sheet and credit profile, highlighted by low leverage and ample liquidity.

Under the terms of the transaction, each outstanding share of Stone common stock will be exchanged for one share of Talos Energy, Inc. common stock and the current Talos stakeholders will be issued an aggregate of approximately 34.2 million common shares. At closing, Talos stakeholders will own 63% of the combined company, with Stone shareholders owning the remaining 37%. Based on Stone’s stock price of $35.49 on November 20, 2017 and the terms of the proposed transaction, Talos Energy, Inc. will have an initial equity market capitalization of approximately $1.9 billion and an enterprise value of approximately $2.5 billion.

“This combination represents an important step in our goal of becoming the premier offshore exploration and production (“E&P”) company. We will have two core areas in the Deepwater U.S. Gulf of Mexico Deepwater and the outstanding new Zama discovery located in the shallow waters of offshore Mexico,” stated Timothy S. Duncan, Talos’s Chief Executive Officer. “The combined talent, technical resources and balance sheet of the resulting company will allow us to accelerate development of our own robust project inventory while also giving us the horsepower to pursue compelling transactional and exploration opportunities. We fully expect to achieve material operating synergies and maximize capital efficiency going forward. This transaction is a tremendous opportunity for both Talos and Stone as we create a Gulf of Mexico frontrunner.”

Neal P. Goldman, Stone’s Chairman, stated, “This transaction represents the successful culmination of Stone’s previously announced strategic review process and is a compelling opportunity for our shareholders to benefit from the significant upside and synergies of the combined company. Talos Energy, Inc. will have substantial scale, important asset diversification and a talented management team, along with the strong financial position to continue to grow value for our combined shareholder base. I am very proud of Stone’s success in growing shareholder value since its financial restructuring in February 2017 and I am confident Tim will lead the combined company to even greater success.”

TALOS ENERGY LLC	500 Dallas St., Suite 2000, Houston, TX 77002

James M. Trimble, Stone’s Interim Chief Executive Officer and President, stated, “I want to thank our employees for their focus and dedication in positioning Stone for this important transaction. The team’s management of Stone’s assets and business in a safe and environmentally responsible manner will continue our success for the combined shareholder base. The combined company will be strategically positioned to drive meaningful production growth through complementary acreage positions. We look forward to this partnership with Tim and the Talos team.”

Combination Benefits and Pro Forma Position

The combination will create a leading offshore independent E&P company and a leader in the Gulf of Mexico with a large, high quality asset base and leading cost profile. The combined company will have estimated 2017 average daily production of approximately 47 Mboe and proved reserves of 136 MMboe as of June 30, 2017 based on SEC prices.

The combined company will also benefit from a deep inventory of identified exploration and development prospects and a significant acreage footprint in the Gulf of Mexico, including over 1.2 million combined gross acres, of which approximately 160,000 acres is offshore Mexico. The Zama oil discovery, operated by Talos, was the first private sector offshore exploration well in the history of Mexico and was previously disclosed as having between 1.4 billion and 2.0 billion gross barrels of original oil in place. Additionally, the combined company expects to achieve up to $25 million in annual pre-tax synergies from supply chain management and other operational efficiencies by year end 2018.

The new company will have increased financial flexibility, in part through its expected new $1 billion credit facility with an expected $600 million in initial borrowing capacity, and no material long term note maturities until 2022. Upon closing, the combined company’s pro forma unrestricted cash, undrawn credit facility and ability to access public capital markets will provide flexibility to pursue additional attractive growth opportunities. The combined company is expected to have a pro forma net debt-to-2017E EBITDA ratio of 1.4x and approximately $325 million to $375 million in liquidity at closing. Talos Energy, Inc. will be well-positioned as the counterparty of choice for drilling and consolidation opportunities in the Deepwater Gulf of Mexico.

Transaction Details

Under the terms of the definitive agreement, Talos and Stone will both become wholly-owned subsidiaries of a new holding company, which at closing will become a publicly traded entity. The new, combined company will be named Talos Energy, Inc. and is expected to trade on the NYSE under the new ticker symbol “TALO.” At closing, Talos stakeholders will own 63% and Stone shareholders will own 37% of the combined company. Outstanding warrants to acquire Stone common stock will become warrants to acquire Talos Energy, Inc. common stock with terms and conditions substantially identical to their existing terms and conditions.

Leadership and Corporate Governance

Timothy S. Duncan, Talos’s Chief Executive Officer, will be Chief Executive Officer of Talos Energy, Inc. with additional members of current Talos and Stone management serving in other key leadership roles.

The combined company’s Board of Directors will be comprised of ten members, including six members designated by Talos and four members designated by Stone from its current Board of Directors. Neal P. Goldman will serve as Non-Executive Chairman of the Board of Directors.

Talos Energy, Inc. will be headquartered in Houston, with additional offices in Lafayette and New Orleans.

Approvals and Shareholder Agreements

Completion of the transaction is subject to the approval of Stone shareholders, consent of a majority of the unaffiliated holders of Stone’s 7.50% Senior Secured Notes due 2022 and successful completion of an exchange of the Stone notes for Talos notes, certain regulatory approvals and other customary conditions.

TALOS ENERGY LLC	500 Dallas St., Suite 2000, Houston, TX 77002

Franklin Advisers, Inc. and MacKay Shields LLC, as investment managers for approximately 53% of the outstanding shares of Stone as of September 30, 2017, have entered into voting agreements to vote in favor of the transaction, subject to certain conditions.

The transaction is expected to close in late first quarter or early in the second quarter of 2018.

Advisors

Citigroup acted as lead financial advisor and UBS Investment Bank as financial advisor to Talos in the transaction. Vinson & Elkins LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal counsel to Talos.

Petrie Partners Securities, LLC acted as financial advisor to Stone in the transaction and Akin Gump Strauss Hauer & Feld LLP acted as legal counsel to Stone.

Conference Call and Presentation

Talos and Stone will host a joint conference call on November 21, 2017, at 8:45 a.m. (ET) to discuss the transaction. A live webcast of the call will be available via the “Investor Center” section of Stone’s website, www.stoneenergy.com. The conference call dial-in number is (844) 632-7353 or (614) 999-9301(international), with the passcode 5996769. A taped replay of the conference call will be available shortly after the conclusion of the call. To access the replay dial (855) 859-2056 or (404) 537-3406 (international), with the passcode 5996769. An archived version of the presentation will be available in the “Investor Center” section of Stone’s website, www.stoneenergy.com, in addition to the “Investor Relations” section of Talos’s website, www.talosenergyllc.com. The presentation will be filed with the Securities and Exchange Commission (the “SEC”) and will be posted to the SEC website, www.sec.gov.

About Talos Energy LLC

Talos Energy LLC is a technically driven, independent oil and gas exploration and production company with operations in the United States Gulf of Mexico and in the shallow waters off the coast of Mexico. Talos’s expertise in the United States Gulf of Mexico is based on exploring, acquiring, exploiting and developing primarily Deepwater assets near existing infrastructure. The shallow waters off the coast of Mexico provide Talos with high impact exploration opportunities in an emerging basin. The company’s website is located at www.talosenergyllc.com.

About Stone Energy Corporation

Stone Energy Corporation is an independent oil and natural gas exploration and production company headquartered in Lafayette, Louisiana with an additional office in New Orleans. Stone is engaged in the acquisition, exploration, development, and production of properties in the Gulf of Mexico basin. The company’s website is located at www.stoneenergy.com.

Proved Reserve Data

The proved reserves, as of June 30, 2017, have been prepared on the same basis as the proved reserves for year end 2016 for each of Talos and Stone that were audited or prepared by an independent engineering firm, but the proved reserves as of June 30, 2017 for each of Talos and Stone are based on company-engineered reserve reports of Talos and Stone, respectively, calculated in accordance with SEC rules and regulations that have not been audited by an independent engineering firm.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the expected benefits of the proposed transaction, Talos’s and Stone’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, project, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

TALOS ENERGY LLC	500 Dallas St., Suite 2000, Houston, TX 77002

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: the timing, extent, and volatility of changes in commodity prices for oil and gas; operating risks; liquidity risks; political and regulatory developments and legislation, including developments and legislation relating to Talos’s and Stone’s operations in the Gulf of Mexico basin; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing, including the successful completion of the notes exchange, are not satisfied or waived on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability to complete the combination and integration of Talos and Stone successfully; litigation relating to the transaction; and other factors that may affect future results of Talos and Stone. Additional factors that could cause results to differ materially from those described above can be found in Stone’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017, and September 30, 2017, each of which is on file with the SEC and available in the “Investor Center” section of Stone’s website, www.stoneenergy.com under the heading “SEC Filings” and in other documents Stone files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Talos nor Stone assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Sailfish Energy Holdings Corporation, a subsidiary of Stone that will be renamed Talos Energy, Inc. as of the closing of the proposed transaction (“Newco”), will file with the SEC a registration statement on Form S-4 that will include a consent solicitation/prospectus of Newco and Stone, as well as other relevant documents concerning the proposed transaction. Stone will mail the consent solicitation/prospectus to its shareholders. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Stone and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS OF STONE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the consent solicitation/prospectus, as well as other filings containing information about Talos, Stone and/or Newco, without charge, at the SEC’s website (http://www.sec.gov). Copies of the consent solicitation/prospectus and the filings with the SEC that will be incorporated by reference in the consent solicitation/prospectus can also be obtained, without charge, from Stone by going to the “Investor Center” section of Stone’s website, www.stoneenergy.com or from Talos by directing a request to talos@fticonsulting.com.

TALOS ENERGY LLC	500 Dallas St., Suite 2000, Houston, TX 77002

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Talos, Stone, Newco and certain of their respective directors, executive officers and members of management and employees may be deemed to be participants in the solicitation of written consents in respect of the proposed transaction. Information regarding Stone’s directors and executive officers is set forth in Stone’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Information regarding Talos’s directors and executive officers and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the consent solicitation/prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained from the sources indicated above.

Contact

Marc Cunningham or Jeffrey Spittel

FTI Consulting

(212) 850-5602

talos@fticonsulting.com

TALOS ENERGY LLC	500 Dallas St., Suite 2000, Houston, TX 77002